SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              WOLVERINE TUBE, INC.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    978093102
                                    ---------
                                 (CUSIP Number)

                                October 26, 2007
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 978093102                                                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ASPEN ADVISORS LLC

         13-4118717

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                         -------------------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  1,529,240
ING PERSON                           -------------------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              1,529,240
                                     -------------------------------------------

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              1,529,240

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              3.76%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
         OO, IA

--------------------------------------------------------------------------------

CUSIP NO. 978093102                                                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SOPRIS CAPITAL ADVISORS, LLC

            20-3177754

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                         -------------------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  7,428,319
ING PERSON                           -------------------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              7,428,319
                                     -------------------------------------------

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              7,428,319

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              18.28%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
         OO, IA

--------------------------------------------------------------------------------

CUSIP NO. 978093102                                                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SOPRIS PARTNERS SERIES A, OF SOPRIS CAPITAL PARTNERS, L.P.

            37-1520276

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                         -------------------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  5,334,683
ING PERSON                           -------------------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              5,334,683
                                     -------------------------------------------

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              5,334,683

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              13.13%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO. 978093102                                                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SOPRIS CAPITAL, LLC

            20-3978493

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                         -------------------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  5,334,683
ING PERSON                           -------------------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              5,334,683
                                     -------------------------------------------

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              5,334,683

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              13.13%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

CUSIP NO. 978093102                                                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ENTERASPEN LTD

            NOT APPLICABLE

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS

--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                         -------------------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  3,622,876
ING PERSON                           -------------------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              -0-
                                     -------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              3,622,876
                                     -------------------------------------------

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              3,622,876
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              8.92%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
         OO, OO

--------------------------------------------------------------------------------

CUSIP NO. 978093102                                                          13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NIKOS HECHT

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
NUMBER OF                             5       SOLE VOTING POWER
SHARES                                        -0-
BENEFICIALLY                          ------------------------------------------
OWNED BY                              6       SHARED VOTING POWER
EACH REPORT-                                  8,957,559
ING PERSON                            ------------------------------------------
WITH                                  7       SOLE DISPOSITIVE POWER
                                              -0-
                                      ------------------------------------------
                                      8       SHARED DISPOSITIVE POWER
                                              8,957,559
                                      ------------------------------------------

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              8,957,559

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              22.05%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

CUSIP NO. 978093102                                                          13D

Item 1.     Security and Issuer

      This Statement on Schedule 13D is being filed with respect to the Common Stock (the "Common Stock") of Wolverine Tube, Inc., a Delaware corporation (the "Company"). The address of the Company's principal place of business is 200 Clinton Avenue West, Suite 1000 Huntsville, Alabama 35801.

Item 2.     Identity and Background

(a-c)

      This Statement on Schedule 13D is being filed by Sopris Partners Series A, Sopris Capital Partners, LP ("Sopris Partners"), Sopris Capital, LLC ("Sopris Capital"), Aspen Advisors LLC ("Aspen Advisors"), Sopris Capital Advisors, LLC ("Sopris Advisors"), EnterAspen Ltd. ("EnterAspen") and Nikos Hecht (each a "Reporting Person" and collectively, the "Reporting Persons"). The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of each of Sopris Partners, Sopris Advisors, Sopris Capital and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611. The principal business office of EnterAspen is Scotiabank Building, 3rd Floor, 6 Cardinall Avenue, Cayman Islands.

      Sopris Partners is a Delaware limited partnership and a private investment partnership, investing principally in securities of distressed companies. Sopris Capital is a Delaware limited liability company, the business of which is acting as the general partner of Sopris Partners. Each of Aspen Advisors and Sopris Advisors is a Delaware limited liability company, the business of which is investment management for affiliated partnerships and funds, including Sopris Partners, and a limited number of institutional and other large private investors. Such private investors include EnterAspen, a Cayman Islands Exempted Company. Mr. Hecht is the managing member of Aspen Advisors and Sopris Advisors and is the sole member of the managing member of Sopris Capital, and is engaged, through Aspen Advisors and Sopris Advisors, in the business of organizing private investment partnerships and providing investment management to such partnerships and other institutional and private investors.

      As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Aspen Advisors, Sopris Advisors and Sopris Capital, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors, Sopris Advisors and Sopris Capital and, through Sopris Capital, Sopris Partners.

(d)   Criminal Proceedings

      During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer or director of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 978093102                                                          13D

(e)   Civil Securities Law Proceedings

      During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer or director of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship

      Mr. Hecht is a citizen of the United States. EnterAspen is a Cayman Islands Exempted Company. Each of the other Reporting Persons is a Delaware private investment partnership or limited liability company, as applicable.

Item  3.    Source and Amount of Funds or Other Consideration

      The Reporting Persons used $8,815,686 of available working capital to finance the acquisition of the Company's Common Stock.

Item  4.    Purpose of Transaction

      The shares of Common Stock owned or deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons currently have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a, b)

      (i) Amount beneficially owned:

                  Sopris Partners and Sopris Capital:   5,334,683
                  Aspen Advisors:                       1,529,240
                  Sopris Advisors:                      7,428,319
                  EnterAspen:                           3,622,876
                  Mr. Hecht:                            8,957,559

      (ii) Percent of class:

                  Sopris Partners and Sopris Capital:   13.13%
                  Aspen Advisors:                        3.76%
                  Sopris Advisors:                      18.28%
                  EnterAspen:                            8.92%
                  Mr. Hecht:                            22.05%
                                        9

CUSIP NO. 978093102                                                          13D


      (iii) Number of shares as to which the person has:

            (A) Sole power to vote or to direct the vote:

                  Sopris Partners and Sopris Capital:   -0-
                  Aspen Advisors:                       -0-
                  Sopris Advisors:                      -0-
                  EnterAspen:                           -0-
                  Mr. Hecht:                            -0-

            (B) Shared power to vote or to direct the vote:

                  Sopris Partners and Sopris Capital:   5,334,683
                  Aspen Advisors:                       1,529,240
                  Sopris Advisors:                      7,428,319
                  EnterAspen:                           3,622,876
                  Mr. Hecht:                            8,957,559

            (C) Sole power to dispose or to direct the disposition of:

                  Sopris Partners and Sopris Capital:   -0-
                  Aspen Advisors:                       -0-
                  Sopris Advisors:                      -0-
                  EnterAspen:                           -0-
                  Mr. Hecht:                            -0-

            (D) Shared power to dispose or to direct the disposition of:

                  Sopris Partners and Sopris Capital:   5,334,683
                  Aspen Advisors:                       1,529,240
                  Sopris Advisors:                      7,428,319
                  EnterAspen:                           3,622,876
                  Mr. Hecht:                            8,957,559

      Of the shares reported as beneficially owned in this Schedule 13D, 5,334,683 shares are owned directly by Sopris Partners and 1,529,240 shares are owned by private clients of Aspen Advisors and 2,093,636 shares are owned by private clients of Sopris Advisors. Of the shares reported as owned by private clients of Aspen Advisors and Sopris Advisors, 3,622,876 are owned by EnterAspen, 1,529,240 are owned through an account managed by Aspen Advisors and 2,093,636 are owned through an account managed by Sopris Advisors. Sopris Capital is the general partner of Sopris Partners and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by Sopris Partners. Each of Aspen Advisors and Sopris Advisors is an Attorney-in-Fact of EnterAspen. Mr. Hecht is the managing member of each of Aspen Advisors and of Sopris Advisors and

CUSIP NO. 978093102                                                          13D

the sole member of the managing member of Sopris Capital. As the managing member of Aspen Advisors and Sopris Advisors, the sole member of the managing member of Sopris Capital and the owner of a majority of the membership interests in each of Sopris Capital, Aspen Advisors and of Sopris Advisors, Mr. Hecht may be deemed to be the controlling person of Sopris Capital, Aspen Advisors and of Sopris Advisors, and through Sopris Capital, Sopris Partners. Each of Aspen Advisors and Sopris Advisors, as investment manager for their respective private clients, and with respect to Sopris Advisors, also as investment manager for Sopris Partners, has discretionary investment authority over the Common Stock held by their respective private clients and Sopris Partners, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Sopris Partners and the private clients of Aspen Advisors and Sopris Advisors. Each of Sopris Partners and Sopris Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Sopris Advisors and Aspen Advisors.

(c) On September 12, 2007, the Reporting Persons received 740,000 subscription rights pursuant to a subscription rights offering which expired on October 29, 2007 (the "Rights Offering"). Pursuant to the terms of the Rights Offering, each Reporting Person received one subscription right for each share of Common Stock owned at the close of business on August 28, 2007. In addition, the Reporting Persons acquired an additional 1,120,008 subscription rights and 750,500 subscription rights in open market transactions on October 23, 2007 and October 26, 2007, respectively. Each subscription right entitled the Reporting Persons to purchase 3.07 shares of the Company's common stock at a price of $1.10 per share. Pursuant to the exercise of these subscription rights on October 5, 2007, October 26, 2007 and October 29, 2007, the Reporting Persons acquired an aggregate of 8,014,259 shares of Common Stock as set forth below:

                  Sopris Partners and Sopris Capital:   4,779,683
                  Aspen Advisors:                       1,356,940
                  Sopris Advisors:                      6,657,319
                  EnterAspen:                           3,234,576
                  Mr. Hecht:                            8,014,259

(d) The various private accounts of which Aspen Advisors and Sopris Advisors serves as investment manager have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Company. Such private accounts include EnterAspen, a Reporting Person, which owns 8.92% of the Common Stock of the Company.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

CUSIP NO. 978093102                                                          13D

Item  7.    Material to be Filed as Exhibits

Exhibit A      Joint Filing Agreement, dated as of November 5, 2007, by and among the Reporting Persons.

Exhibit B      Form of Subscription Rights Certificate of Wolverine Tube, Inc.
               (which is incorporated herein by reference to Exhibit 4.4 of the Issuer's Registration Statement on Form S-1/A filed on August 31,
               2007 (No. 333-142209)).

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 5, 2007

                                   SOPRIS PARTNERS SERIES A, OF
                                   SOPRIS CAPITAL PARTNERS, L.P.

                                   By: SOPRIS CAPITAL, LLC
                                       Its general partner

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Sole Member of the
                                                Managing Member

                                   SOPRIS CAPITAL, LLC

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Sole Member of the
                                                Managing Member

                                   ASPEN ADVISORS LLC

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Managing Member

                                   SOPRIS CAPITAL ADVISORS, LLC

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Managing Member

                                   ENTERASPEN LTD.

                                   By: ASPEN ADVISORS LLC
                                       Its Attorney-in-fact

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Sole Member of the Managing
                                                Member

                                       /s/ Nikos Hecht
                                       -----------------------------------------
                                           Nikos Hecht

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 5th day of November, 2007.

                                   SOPRIS PARTNERS SERIES A, OF
                                   SOPRIS CAPITAL PARTNERS, L.P.

                                   By: SOPRIS CAPITAL, LLC
                                       Its general partner

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Sole Member of the
                                                Managing Member

                                   SOPRIS CAPITAL, LLC

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Sole Member of the
                                                Managing Member

                                   ASPEN ADVISORS LLC

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Managing Member

                                   SOPRIS CAPITAL ADVISORS, LLC

                                   By:     /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Managing Member

                                   ENTERASPEN LTD.

                                   By: ASPEN ADVISORS LLC
                                       Its Attorney-in-fact

                                   By: /s/ Nikos Hecht
                                       -----------------------------------------
                                       Name:    Nikos Hecht
                                       Title:   Sole Member of the Managing
                                                Member

                                       /s/ Nikos Hecht
                                       -----------------------------------------
                                           Nikos Hecht